UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seres Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

81750R 10 2

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel Corporate

Facsimile: 011-41-21-924-2875

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81750R 10 2

1.	Name of Reporting Person Nestle Health Science US Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,899,201(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,899,201
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,899,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.97%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 10,313 shares of Common Stock issuable upon the exercise of options owned by Grégory Behar, beneficially owned by the Reporting Person, that have vested or will vest within 60 days of the date of this Schedule 13-D, as described more fully in Item 5 below.
(2)	Based upon a total of 40,648,356 shares of Common Stock outstanding as of March 2, 2018, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2018.

CUSIP No. 81750R 10 2

1.	Name of Reporting Person NIMCO US, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,899,201(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,899,201
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,899,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.97%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 10,313 shares of Common Stock issuable upon the exercise of options owned by Grégory Behar, beneficially owned by the Reporting Person, that have vested or will vest within 60 days of the date of this Schedule 13-D, as described more fully in Item 5 below.
(2)	Based upon a total of 40,648,356 shares of Common Stock outstanding as of March 2, 2018, as reported by the Issuer in its Form 10-K filed with the SEC on March 8, 2018.

CUSIP No. 81750R 10 2

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,899,201(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,899,201
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,899,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 16.97%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 10,313 shares of Common Stock issuable upon the exercise of options owned by Grégory Behar, beneficially owned by the Reporting Person, that have vested or will vest within 60 days of the date of this Schedule 13-D, as described more fully in Item 5 below.
(2)	Based upon a total of 40,648,356 shares of Common Stock outstanding as of March 2, 2018, as reported by the Issuer in its Form 10-K filed with the SEC on March 8, 2018.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), issued by Seres Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 200 Sidney Street, Cambridge, Massachusetts, 02138.

Item 2.	Identity and Background

(a) This statement is being filed jointly by Nestle Health Science US Holdings, Inc. (“NHS”), a Delaware corporation, with respect to the shares of Common Stock directly held by it, NIMCO US, Inc. (“NIMCO”), a Delaware corporation, with respect to the shares of Common Stock held by NHS, which is its wholly owned subsidiary and Nestlé S.A., the ultimate parent company (“Nestlé”, and together with NHS and NIMCO, the “Reporting Persons”), a corporation organized under the laws of Switzerland, with respect to the shares of Common Stock held by NHS. Nestlé is the ultimate parent company of NHS and NIMCO.

The directors and executive officers of each of the Reporting Persons are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iii)	citizenship.

(b) The principal executive office of NHS and NIMCO is 383 Main Ave., 5th Floor, Norwalk, CT 06851. The principal executive office of Nestlé is Avenue Nestlé 55, CH-1800, Vevey Switzerland.

The residence or business address of each director and executive officer of NHS, NIMCO and Nestlé is set forth on Schedule I.

(c) The principal business of NHS and NIMCO is to advance nutrition in the food and pharmaceutical industries. The principal business of Nestlé and its subsidiaries (“Nestlé Group”) is to manufacture and sell food and beverage products, as well as products related to the nutrition, health and wellness industries. The Nestlé Group product portfolio has seven product categories, distributed throughout the world: powdered and liquid beverages, nutrition and health science, milk products and ice cream, prepared dishes and cooking aids, pet care, confectionery and water. Nestlé is extensively engaged in research and development activities in most sectors of modern nutrition. The principal business address of NHS, NIMCO and Nestlé is as disclosed in Item 2(b) above.

(d) – (e) Within the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I has been convicted of any criminal proceeding, or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described more fully in Item 6 below, NHS entered into a Series D Preferred Stock Purchase Agreement, dated December 19, 2014, with the Issuer (the “Series D Purchase Agreement”), pursuant to which NHS purchased 2,222,222 shares of the Issuer’s Series D Preferred Stock, $0.001 par value per share (the “Series D Preferred Stock”) and 1,388,889 shares of the Issuer’s Series D-1 Preferred Stock, $0.001 par value per share (the “Series D-1 Preferred Stock”), in each case at a purchase price of $18.00 per share for an aggregate purchase price of approximately $65 million. NHS purchased these shares with funds from its working capital. The Series D Purchase Agreement is incorporated herein by reference as described in Item 7 below. Upon the listing of the Issuer’s Common Stock on NASDAQ on June 26, 2015, the Series D Preferred Stock and the Series D-1 Preferred Stock automatically converted into 3,611,111 shares of the Issuer’s Common Stock.

Additionally, as described more fully in Item 6 below, on December 19, 2014, NHS entered into a Stock Purchase Agreement with Flagship VentureLabs IV LLC (the “Flagship Purchase Agreement”), pursuant to which NHS purchased 1,944,444 shares of the Issuer’s Common Stock held by Flagship VentureLabs IV LLC, at a purchase price of $18.00 per share for an aggregate purchase price of approximately $35 million. NHS purchased these shares with funds from its working capital. The Flagship Purchase Agreement is incorporated herein by reference as described in Item 7 below.

Furthermore, as described more fully in Item 4 below, on April 22, 2016, NHS purchased 1,333,333 shares of Common Stock in connection with the initial public offering of the Issuer’s Common Stock that was registered with the SEC in June 2015 (the “IPO”), at a purchase price of $18.00 per share for an aggregate purchase price of approximately $24.0 million. NHS purchased these shares with funds from its working capital.

Item 4.	Purpose of Transaction

On December 19, 2014 NHS purchased (i) 2,222,222 shares of the Issuer’s Series D Preferred Stock and 1,388,889 shares of the Issuer’s Series D-1 Preferred Stock, pursuant to the Series D Purchase Agreement with the Issuer, and (ii) 1,944,444 shares of the Issuer’s Common Stock pursuant to the Flagship Purchase Agreement with Flagship VentureLabs IV LLC (such acquisitions, collectively, the “2014 Equity Investment”). In connection with the 2014 Equity Investment, NHS entered into an Amended and Restated Investors’ Rights Agreement with the Issuer and certain other investors of the Issuer (the “Investors’ Rights Agreement”) and an Amended and Restated Voting Agreement (the “Voting Agreement”) with the Issuer and certain other investors of the Issuer, each dated as of December 19, 2014. The Voting Agreement terminated upon effect of the IPO. Upon the occurrence of the Issuer’s IPO, the Series D Preferred Stock and the Series D-1 Preferred Stock automatically converted into 3,611,111 shares of the Issuer’s Common Stock.

Upon the closing of the 2014 Equity Investment, the Issuer increased the size of its board of directors to eight directors and appointed a nominee of NHS, Grégory Behar, to its board. The Series D Purchase Agreement contains certain standstill covenants that prohibit NHS from taking certain specified control actions towards the Issuer (the “Standstill Covenants”). The Standstill Covenants are more fully described in Item 6 below.

On April 22, 2016, NHS purchased 1,333,333 shares of Common Stock in connection with the IPO, thereby maintaining its then fully-diluted ownership interest in the Issuer.

The Reporting Persons from time to time review their investment in and collaboration with the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities and the terms of the existing agreements between the Reporting Persons and the Issuer, including the Standstill Covenants, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. Subject to the terms of the Standstill Covenants, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors and subject to the terms of the Standstill Covenants, the Reporting Persons may determine to dispose of some or all of the Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. Subject to the terms of the Standstill Covenants, the Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The Common Stock reported on this Schedule 13D is held by NHS, which is a wholly-owned subsidiary of NIMCO, which is a wholly-owned subsidiary of Nestlé. Based upon the information contained in the Issuer’s Form 10-K filed with the SEC on March 8, 2018, such Common Stock constitutes approximately 16.9% of the issued and outstanding Common Stock of the Issuer.

Additionally, Grégory Behar, who is listed on Schedule I hereto and was appointed to the Issuer’s board of directors in connection with the 2014 Equity Investment, has received (i) a grant of options to acquire 15,000 shares of Common Stock, granted as of June 25, 2015, 25% of which vested on June 25, 2016 with the remainder vesting in twelve equal installments thereafter and (ii) a grant of options to acquire 15,000 shares of Common Stock, granted as of June 20, 2017, vesting in full on the earlier of June 20, 2018 or the day immediately prior to the Issuer’s 2018 annual meeting of shareholders. Nestlé is the beneficial owner of all options held by Mr. Behar.

Except for the shares of Common Stock owned by NHS and the options held by Mr. Behar, as described in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) or on Schedule I hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

License Agreement

In January 2016, Nestec Ltd. (“Nestec”), a subsidiary of Nestlé, entered into a collaboration and license agreement (the “License Agreement”) with the Issuer for the development and commercialization of certain of Issuer’s product candidates in development for the treatment and management of certain diseases and infections (the “NHS Collaboration Products”). The License Agreement supports the development of certain of Issuer’s products in the United States and Canada (the “Licensed Territory”). Under the terms of the License Agreement, Issuer retains full commercial rights to its entire portfolio of candidates with respect to the United States and Canada but Nestec is granted an exclusive, royalty-bearing license to develop and commercialize the NHS Collaboration Products in the Licensed Territory. In exchange for the license, Nestec agreed to pay Issuer an upfront cash payment of $120 million, as well as tiered royalties of net sales of NHS Collaboration Products in the Licensed Territory.

The License Agreement continues in effect until terminated by either Issuer or Nestec on the following bases: (i) Nestec may terminate the License Agreement in the event of serious safety issues related to any of the NHS Collaboration Products; (ii) Issuer may terminate the License Agreement if Nestec challenges the validity or enforceability of any of Issuer’s licensed patents; and (iii) either Issuer or Nestec may terminate the License Agreement in the event of the other party’s uncured material breach or insolvency. Upon termination of the License Agreement, all licenses granted to Nestec by Issuer will terminate, and all rights in and to the NHS Collaboration Products in the Licensed Territory will revert to Issuer. If Issuer commits a material breach of the License Agreement, Nestec may elect not to terminate the License Agreement but instead apply specified adjustments to its payment obligations and other terms and conditions of the License Agreement.

Series D Purchase Agreement

On December 19, 2014, NHS entered into the Series D Purchase Agreement, pursuant to which NHS purchased 2,222,222 shares of the Issuer’s Series D Preferred Stock and 1,388,889 shares of the Issuer’s Series D-1 Preferred Stock, in each case at a purchase price of $18.00 per share for an aggregate purchase price of approximately $65 million. The Series D Purchase Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties.

Pursuant to the terms of Series D Purchase Agreement, NHS has agreed that until the earlier of (i) the fifth anniversary of the closing date of the 2014 Equity Investment and (ii) the third anniversary of the consummation of the IPO, neither NHS nor any of its affiliates or representatives shall (unless approved in advance in writing by the board of directors of the Issuer):

•	effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in anyway advise, assist or encourage any other person to effect or seek, offer or propose to effect or participate in:

•	any acquisition of any of the Issuer’s convertible debt securities, equity securities or assets, or rights or options to acquire interests in or beneficially own any of the Issuer’s convertible debt securities, equity securities or assets, other than from the underwriters in connection with the IPO;

•	any business combination, merger, tender offer, exchange offer or similar transaction involving the Issuer’s or any of its subsidiaries;

•	any restructuring, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries;

•	make any statement or proposal to the board of directors of any of the Issuer, any of the Issuer’s affiliates or representatives or any of the Issuer’s stockholders regarding, or make any public announcement, proposal or offer (including “proxies” as such terms are used in the rules of the SEC) with respect to, or otherwise solicit, seek or offer to effect (including, for the avoidance of doubt, indirectly by means of communication with the press or media) any proposal to seek representation on the board of directors or otherwise seek to control or influence the management, the board of directors or policies of any of the Issuer; or

•	any proposal, arrangement or other statement that is inconsistent with the terms of the Series D Purchase Agreement

•	instigate, encourage or assist any third party (including forming a “group” as defined in relevant federal and state securities laws) to do, or enter into any discussions or agreements with any third party with respect to, any of the securities of the Issuer or the actions set forth above;

•	otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Issuer;

•	take any action which would reasonably be expected to result in the Issuer or its representatives being obligated to make a public announcement regarding any of the types of matters set forth above;

•	have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, assist or encourage, any third party with respect to any of the foregoing; or

(collectively, the “Standstill Restrictions”).

The Standstill Restrictions shall not apply after (A) a public announcement by the Issuer that it has entered into, may enter into or shall enter into, a definitive agreement for a transaction involving the purchase of a majority of the voting power of the Issuer’s equity securities or all or substantially all of the Issuer’s assets or (B) the public announcement of any bona fide offer or attempt by any third party to acquire all or a substantial portion of the securities or assets of the Issuer through any means, process or structure. Notwithstanding the foregoing, the occurrence of events set forth in (A) and (B) above shall only cause the termination of the Standstill Restrictions at such time as none of the directors, officers or employees of NHS or any of its affiliates is a member of the board of directors of the Issuer.

Investors’ Rights Agreement

The Investors’ Rights Agreement provides NHS with certain rights with respect to the Series D Preferred Stock and Series D-1 Preferred Stock that NHS purchased from the Issuer in connection with the 2014 Equity Investment. Certain rights terminated upon the IPO, but three main categories of rights, which also apply to shares of Common Stock issued to NHS upon the occurrence of the IPO, survive:

•	Registration Rights: A majority of holders of the Issuer’s capital stock will retain the right to compel the Issuer, subject to certain limitations, to file a Form S-1 registration statement. The holders of 30% of the Issuer’s capital stock have the right to compel the Issuer, subject to certain limitations, to file a Form S-3 registration statement as soon as the Issuer becomes eligible to use a Form S-3. This demand right is unavailable if the Issuer has effected two such registrations during the previous 12 months. The registration rights under the Investors’ Rights Agreement terminate with respect to a holder of the Issuer’s Common Stock upon the earliest to occur of (i) the closing of a deemed liquidation event, (ii) such time after the IPO as Rule 144 of the Securities Act of 1933 (the “Securities Act”) or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration; and (iii) the fifth anniversary of the IPO.

•	On-going Reporting: The Issuer must make certain information available to the public as required by Rule 144 of the Securities Act and to make reasonable efforts to file certain documents with the SEC in support of the sale of securities by the Issuer’s stockholders under a registration statement on Form S-3 or in connection with sales which are exempt from registration.

•	Confidentiality: NHS remains subject to confidentiality obligations in respect of any information disclosed to NHS during the course of its due diligence investigation into the Issuer or subsequently disclosed to Nestlé through the date of the IPO in connection with the exercise of NHS information and inspection rights under the Investors’ Rights Agreement.

Purchase Agreement

On December 19, 2014, NHS entered into a purchase agreement with Flagship VentureLabs IV LLC, pursuant to which NHS purchased 1,944,444 shares of the Issuer’s Common Stock at a purchase price of $18.00 per share, for an aggregate purchase price of approximately $35 million. The Flagship Purchase Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Collaboration and License Agreement, dated as of January 9, 2016, by and between Seres Health, Inc. and Nestec, Ltd. (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Issuer with the SEC on May 16, 2016)

Exhibit 99.2	Series D Preferred Stock Purchase Agreement, dated as of December 19, 2014, by and between Seres Health, Inc. and Nestle Health Science US Holdings, Inc. (incorporated by reference to Exhibit 10.14 to the Form S-1 filed by the Issuer with the SEC on May 27, 2015)

Exhibit 99.3	Amended and Restated Investors’ Rights Agreement, dated as of December 19, 2014, by and among Seres Health, Inc. and the Investors listed on Schedule A thereto (incorporated by reference to Exhibit 4.1 to the Form S-1 filed by the Issuer with the SEC on May 27, 2015)

Exhibit 99.4	Joint Filing Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 10, 2018

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ Andrew Glass
Name: Andrew Glass
Title: Assistant Secretary

NIMCO US, INC.

By:	/s/ Alan Pasetsky
Name: Alan Pasetsky
Title: Assistant Treasurer Taxes

NESTLÉ S.A.

By:	/s/ David P. Frick
Name: David P. Frick
Title: Secretary to the Board of Directors

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NHS,

PERSONS CONTROLLING NHS AND EXECUTIVE OFFICERS AND DIRECTORS OF

OTHER PERSONS IN CONTROL OF NHS

NHS

NHS is a corporation organized under the laws of the State of Delaware with its principal business address at 383 Main Ave., 5th Floor, Norwalk, CT 06851. NHS is a wholly-owned subsidiary of NIMCO. The business address of the directors or executive officers of NHS is that of NHS at 383 Main Ave., 5th Floor, Norwalk, CT 06851. The name, present principal employment and citizenship of each director and executive officer is set forth below.

Name	Present Principal Employment	Citizenship
1. Claudio Kuoni	Director, NHS	Swiss
2. James Pepin	Director and President, NHS	US
3. Michael Prewitt	Secretary (non Director), NHS	US
4. Kevin Yi	Treasurer, NHS	US

NIMCO

NIMCO is organized under the laws of the State of Delaware with its principal business address at 383 Main Ave., 5th Floor, Norwalk, CT 06851. NIMCO is a wholly-owned subsidiary of Nestlé. The business address of the directors or executive officers of NIMCO is that of NIMCO at 383 Main Ave., 5th Floor, Norwalk, CT 06851. The name, present principal employment and citizenship of each director and executive officer is set forth below.

Name	Present Principal Employment	Citizenship
1. Paul Grimwood	Chairman of the Board, Chief Executive Officer and President, NIMCO	UK
2. Steven Presley	Director and Chief Financial Officer, NIMCO	US
3. Kevin Yi	Treasurer, NIMCO	US
4. Dan Nugent	Chief Legal Officer, NIMCO	US
5. Michael Prewitt	Secretary (non Director), NIMCO	US

Nestlé

Nestlé is a corporation organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The business address of the directors or executive officers of Nestlé is that of Nestlé at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The name, present principal employment and citizenship of each director and executive officer is set forth below.

Name	Present Principal Employment	Citizenship
1. Paul Bulcke	Non-Executive Director, Chairman, Nestlé S.A.; Vice-Chairman, L’Oréal S.A.; Board member, Roche Holding Ltd.	Belgian/Swiss
2. Ulf Mark Schneider	Chief Executive Officer, Board member, Nestlé S.A.	German/US

Name	Present Principal Employment	Citizenship
3. Andreas Koopman	Non-Executive Director, Vice Chairman, Nestlé S.A.; Chairman, Georg Fischer AG;	Swiss
4. Henri de Castries	Non-Executive Director, Lead Independent Director, Nestlé S.A.; Board member, HSBC Holdings plc	French
5. Beat W. Hess	Non-Executive Director; Chairman, LafargeHolcim Ltd; Vice Chairman Sonova Holding AG	Swiss
6. Renato Fassbind	Non-Executive Director; Vice Chairman, Swiss Re AG	Swiss
7. Steven George Hoch	Non-Executive Director; Partner, Brown Advisory, LLC,	Swiss/US
8. Naïna Lal Kidwai	Non-Executive Director; Chairman, Max Financial Services Ltd.	Indian
9. Jean-Pierre Roth	Non-Executive Director; Board member: Swatch Group, MKS (Switzerland) SA; Vice Chairman: Arab Bank (Switzerland) Ltd.	Swiss
10. Ann M. Veneman	Non-Executive Director; Board member: Alexion Pharmaceuticals Inc., the Global Health Innovative Technology Fund, JUST Capital and the Clinton Health Access Initiative.	US
11. Eva Cheng	Non-Executive Director; Board member: Trinity Limited, Haier Electronics Group Co. Ltd., Amcor Ltd.	Chinese
12. Ruth Khasaya Oniang’o	Non-Executive Director; Adjunct Professor of Nutrition, Tufts University; Executive Director, Rural Outreach Program Kenya; Founder and Editor in Chief of the African Journal of Food, Agriculture, Nutrition and Development	Kenyan
13. Patrick Aebischer	Non-Executive Director; Professor of Neurosciences and Director of the Neurodegenerative Disease Research Laboratory, Brain Mind Institute EPFL	Swiss

Name	Present Principal Employment	Citizenship
14. Ursula M. Burns	Non-Executive Director; Board member: American Express Company, Exxon Mobil Corporation, Ford Foundation, Veon Ltd., Datto Inc., Uber Technologies.	US
15. Laurent Freixe	Executive Vice President and Chief Executive Officer: Zone Americas	French
16. Chris Johnson	Executive Vice President: Nestlé Business Excellence	US
17. Patrice Bula	Executive Vice President: Strategic Business Units, Marketing, Sales and Nespresso	Swiss
18. Wan Ling Martello	Executive Vice President and Chief Executive Officer: Zone Asia, Oceania and Sub-Saharan Africa	US
19. Stefan Palzer	Executive Vice President: Chief Technology Officer	German
20. Marco Settembri	Executive Vice President and Chief Executive Officer: Zone Europe, Middle East and North Africa	Italian
21. François-Xavier Roger	Executive Vice President; Chief Financial Officer (includes Finance and Control, Legal, IP, M&A, Tax, Treasury, Investor Relations)	French
22. Magdi Batato	Executive Vice President: Operations	Swiss
23. Peter R. Vogt	Deputy Executive Vice President: Human Resources	Swiss
24. Maurizio Patarnello	Deputy Executive Vice President: Nestlé Waters	Italian
25. Grégory Behar	Chief Executive Officer: Nestlé Health Science	Swiss
26. David P. Frick	Senior Vice President: Corporate Governance, Compliance and Corporate Services	Swiss